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                             April 4, 2024

       Lionel Kambeitz
       Chief Executive Officer
       Above Food Ingredients Inc.
       2305 Victoria Avenue #001
       Regina, Saskatchewan, S4P 0S7

                                                        Re: Above Food
Ingredients Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed April 2, 2024
                                                            File No. 333-275005

       Dear Lionel Kambeitz:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

       Form F-4/A filed April 2, 2024

       Exhibit 5.1, page II-2

   1. We note Opinion 2 on page 4 regarding the warrants being registered. Please have counsel opine that the warrant
is a binding obligation of the registrant under the law of the jurisdiction governing
the warrant. Please have counsel remove the assumption that the warrant agreement is a
legal, valid and binding obligation of each party to it enforceable against it in
accordance with its terms. Refer to Section II.B.1.f. of Staff Legal Bulletin
                                                        No. 19.
              Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if
       you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 Lionel Kambeitz
Above Food Ingredients Inc.
April 4, 2024
Page 2


FirstName LastNameLionel Kambeitz          Sincerely,
Comapany NameAbove Food Ingredients Inc.
                                           Division of Corporation Finance
April 4, 2024 Page 2                       Office of Manufacturing
FirstName LastName